SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ________________

                               SCHEDULE 14D-9
                             (Amendment No. 1)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                      CONSOLIDATED CIGAR HOLDINGS INC.
                         (Name of Subject Company)

                      CONSOLIDATED CIGAR HOLDINGS INC.
                    (Name of Person(s) Filing Statement)

              CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
               CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                 20902E 106
                   (CUSIP Number of Class of Securities)

                          BARRY F. SCHWARTZ, ESQ.
                     CONSOLIDATED CIGAR HOLDINGS INC.
                            35 EAST 62ND STREET
                         NEW YORK, NEW YORK 10021
                              (212) 572-5170
    (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                              With a Copy to:
             FRANKLIN M. GITTES, ESQ. AND ALAN C. MYERS, ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                      NEW YORK, NEW YORK 10022-3897
                               (212) 735-3000



      This Amendment supplements and amends as Amendment No. 1 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 22, 1998 (the Schedule 14D-9"), by Consolidated Cigar Holdings Inc., a Delaware corporation (the "Company"), relating to the tender offer by Dorsay Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Societe Nationale d'Exploitation Industrielle des Tabacs et Allumettes, a corporation organized under the laws of France ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 22, 1998, as amended (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $17.85 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the
 Schedule 14D-9.

 ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

      Item 6(a) is hereby amended and supplemented by the addition of the following paragraph thereto:

      On December 24, 1998, Howard Gittis, a director of the Company, sold 5,000 shares of Company Common Stock for $17.69 per share.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated: January 8, 1999                  Consolidated Cigar Holdings Inc.



                                         By: /s/ Theo W. Folz
                                             _____________________________
                                         Name:  Theo W. Folz
                                         Title: Chairman, President and
                                                  Chief Executive Officer